FILED BY INTERNATIONAL GAME TECHNOLOGY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: INTERNATIONAL GAME TECHNOLOGY

COMMISSION FILE NO. FOR REGISTRATION
STATEMENT ON FORM F-4: 333-199096

  News Release

IGT Reports Fourth Quarter and Fiscal Year 2014 Results

Fiscal 2014 Results (compared to last year)
●	Total revenue decreased 12% to $2.1 billion
●	Social gaming revenue increased 28% to $281 million and average bookings per daily active user grew 16% to $0.43
●	Adjusted earnings per share decreased 14% to $1.09
●	GAAP earnings per share decreased 4% to $0.99
●	Returned $319 million to shareholders in the form of share repurchases and dividends

Fourth Quarter Results (compared to last year's fourth quarter)
·●	Total revenue decreased 15% to $537 million
·●	Social gaming revenue increased 22% to $75 million and average bookings per daily active user grew 15% to $0.46
·●	Adjusted earnings per share increased 23% to $0.37
·●	GAAP earnings per share increased 17% to $0.28

(LAS VEGAS – November 6, 2014) – International Game Technology (NYSE: IGT) today reported operating results for the fourth quarter and fiscal year ended September 30, 2014.

"Our focus on profitability resulted in significant improvements in our gross margins for the year, and in our gross and operating margins for the fourth quarter, in large part due to cost saving actions we took earlier this year," said Patti Hart, IGT Chief Executive Officer.  "While we continue to see muted demand in our core business, our DoubleDown Casino business drove 28% revenue growth for the full year while maintaining industry- leading player monetization rates and growing daily active users."

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

Consolidated Results
	Fourth Quarters			Years
Periods Ended September 30,	2014	2013	% Change	2014	2013	% Change
(In millions, except per share amounts)
GAAP Measures
Revenue	$536.5	$632.3	-15%	$2,058.1	$2,341.6	-12%
Operating income	123.2	123.4	-	408.6	494.1	-17%
Net income	70.9	63.5	12%	247.9	272.7	-9%
Earnings per share	$0.28	$0.24	17%	$0.99	$1.03	-4%
Net operating cash flows				$199.2	$462.6	-57%

Non-GAAP Measures (1)
Adjusted operating income	$156.7	$148.2	6%	$507.3	$603.5	-16%
Adjusted net income	93.1	79.8	17%	274.1	336.7	-19%
Adjusted earnings per share	$0.37	$0.30	23%	$1.09	$1.27	-14%
Free cash flow (before dividends)				$110.9	$334.8	-67%

(1) Adjusted operating income, adjusted net income, adjusted earnings per share and free cash flow are non-GAAP financial measures.
Reconciliations between GAAP and non-GAAP measures are provided at the end of this release.

·●	Fiscal 2014 revenue decreased 12% to $2.1 billion, due to declines in product sales and gaming operations, partially offset by an increase in social gaming revenue.
·●	Fiscal 2014 adjusted earnings per share decreased 14% to $1.09.
·●
Free cash flow for the year decreased 67% to $111 million primarily due to the company's investment to extend land-based licensing rights for Wheel of Fortune® and Jeopardy! ® through 2024, as well as expand rights to include social gaming and online real-money wagering in the U.S.

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

Gaming Operations
	Fourth Quarters			Years
Periods Ended September 30,	2014	2013	% Change	2014	2013	% Change
(In millions, unless otherwise noted)
Revenue	$215.9	$247.1	-13%	$886.9	$991.4	-11%
Gross profit	135.6	155.5	-13%	547.4	617.1	-11%
Gross margin	63%	63%	-	62%	62%	-
Installed base ('000)	47.6	54.6	-13%	47.6	54.6	-13%
Yield (average revenue per unit per day - $0.00)	$48.39	$48.78	-1%	$47.69	$48.74	-2%

·●	Fourth quarter revenue decreased 13% to $216 million primarily due to installed base declines.
·●	Gross margin in the fourth quarter was consistent with the prior year quarter, as lower revenue was offset by lower depreciation.
·●
Installed base decreased 13% driven largely by declines in International primarily due to lease operation unit conversions and North America MegaJackpots® ("MJP"), most significantly in the standalone category.

·●
Average revenue per unit per day in the fourth quarter was $48.39, down slightly over the prior year quarter, driven by lower international MJP yields, partially offset by higher North America MJP yields.

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

Product Sales
	Fourth Quarters			Years
Periods Ended September 30,	2014	2013	% Change	2014	2013	% Change
(In millions, unless otherwise noted)
Revenue	$233.9	$312.2	-25%	$847.0	$1,085.2	-22%
Gross profit	136.5	155.7	-12%	464.9	565.0	-18%
Gross margin	58%	50%	16%	55%	52%	6%
Machine units recognized ('000)	9.8	18.8	-48%	37.8	57.2	-34%
Machine average sales price ('000)	$12.6	$11.6	9%	$13.0	$13.2	-2%

·●
Revenue decreased 25% to $234 million in the fourth quarter due to lower machine unit volume, as the prior year quarter benefited from 1,800 Canadian VLT units, 1,000 additional Illinois VLT units, and 4,600 video poker units under a large contract.

·●
Gross margin increased to 58% from 50%, while average machine sales prices increased to $12,600 in the fourth quarter due to a more favorable product mix.  Gross margin also benefited from higher intellectual property licensing revenue.

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

Interactive

	Fourth Quarters			Years
Periods Ended September 30,	2014	2013	% Change	2014	2013	% Change
(In millions, unless otherwise noted)
Revenue	$86.7	$73.0	19%	$324.2	$265.0	22%
Social gaming	75.1	61.4	22%	280.5	218.5	28%
IGTi	11.6	11.6	-	43.7	46.5	-6%

Gross Margin	63%	62%	2%	62%	61%	2%

DoubleDown average user statistics (1)
DAU (Daily active users) ('000)	1,816	1,705	7%	1,785	1,636	9%
MAU (Monthly active users) ('000)	5,717	6,720	-15%	6,027	6,141	-2%
Bookings per DAU ($0.00)	$0.46	$0.40	15%	$0.43	$0.37	16%

(1) as a single application with multiple games, active users equal unique users

·●
Social gaming revenue in the fourth quarter increased 22% to $75 million compared to the prior year quarter, driven by increases in both average DAU and bookings per DAU.  Mobile revenue comprised 36% of total bookings in the fourth quarter and increased 62% compared to the prior year period.

·●	Fourth quarter average DAU were 1.8 million, an increase of 7% over the prior year quarter.
·●	Fourth quarter average MAU were 5.7 million, a decrease of 15% compared to the prior year quarter, primarily due to increased marketing efforts to procure higher-quality players.
·●	Average bookings per DAU in the fourth quarter were $0.46, an increase of 15% over the same quarter last year.

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

Operating Expenses

	Fourth Quarters			Years
Periods Ended September 30,	2014	2013	% Change	2014	2013	% Change
(In millions)
Selling, general & administrative	$111.3	$135.3	-18%	$455.2	$460.4	-1%
Research & development	52.6	62.7	-16%	224.8	235.0	-4%
Depreciation & amortization	16.5	19.4	-15%	66.2	77.4	-14%
Contingent acquisition-related costs	2.4	15.3	-84%	19.6	73.9	-73%
Impairment, restructuring, and merger-related costs	21.1	0.4	*	40.2	3.6	*
Total operating expenses	$203.9	$233.1	-13%	$806.0	$850.3	-5%

Adjusted Operating Expenses (1)	$173.9	$210.6	-17%	$719.6	$745.1	-3%

(1) Adjusted operating expenses is a non-GAAP financial measure. Reconciliations between GAAP and non-GAAP measures are provided at the end of this release.

·●
Fourth quarter operating expenses decreased 13% to $204 million compared to the prior year quarter primarily due to lower selling, general and administrative, research and development, and acquisition-related expenses, partially offset by higher impairment, restructuring, and merger-related charges.

·●	Selling, general and administrative, and research and development expenses decreased over the prior year quarter primarily due to cost savings resulting from the March 2014 business realignment.
·●	Adjusted operating expenses for the fourth quarter were 32% of revenue compared to 33% in the prior year quarter.

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

Balance Sheet and Capital Deployment

	September 30,
(in millions)	2014	2013	% Change
Cash and equivalents (including restricted amounts)	$314.4	$809.1	-61%
Working capital	676.3	267.5	153%
Contractual debt obligations	1,825.0	2,150.0	-15%

·●	Operating cash flow was $138 million in the fourth quarter on net income of $71 million.
·●	Contractual debt obligations decreased $325 million due to the maturity of the company's $800 million convertible notes on May 1, 2014.
·●	Outstanding borrowings under the company's revolving credit facility were $525 million as of September 30, 2014.
·●	During fiscal 2014, the company returned $319 million in the form of dividends and share repurchases to its shareholders.

Other
References to per share amounts in this release are based on diluted shares of common stock, unless otherwise specified.

Outlook
IGT will not provide financial guidance for fiscal year 2015.  As previously announced, IGT has entered into a definitive merger agreement with GTECH S.p.A. for the acquisition of IGT by GTECH for $6.4 billion, comprised of $4.7 billion in cash and stock and the assumption of $1.7 billion in net debt.  The transaction is currently expected to be completed in the first half of calendar 2015.

Earnings Conference Call
There will be no earnings conference call.

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

Q4 FY 2014 Excel file

Q4 FY 2014 PDF of this press release

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties.  These statements include our expected future financial and operational performance and our strategic and operational plans, as well as the expected timing of the closing of the proposed merger transactions with GTECH S.p.A. ("GTECH).  These statements involve a number of risks and uncertainties that could cause actual results to differ materially from the results predicted, and reported results should not be considered an indication of future performance.  Among the factors that could cause actual results and outcomes to differ materially from those contained in such forward-looking statements are the following: general economic conditions and changes in economic conditions affecting the gaming industry; new or changing laws or regulations or new interpretations of existing laws or regulations affecting our business; difficulties or delays in obtaining or maintaining necessary licenses or approvals; slow growth in the number of new gaming jurisdictions or new casinos or the rate of replacement of existing gaming machines; changes in operator or player preferences for our products; our ability to compete in the gaming industry with new or existing competitors; our ability to develop and introduce new products and their acceptance by our customers; risks related to our international operations; our ability to protect our intellectual property; adverse results of litigation, including intellectual property infringement claims; our ability to leverage cost reduction initiatives; risks related to business combinations, investments in intellectual property and the integration of acquisitions; and future developments or changes affecting online gaming or social casino-style gaming, which is a new and evolving industry.

Additional factors relating to the proposed merger transactions with GTECH include failure to obtain applicable regulatory or securityholder approvals in a timely manner or otherwise; the possibility that the proposed transactions will not close, including by any failure to satisfy closing conditions or a termination of the merger agreement; risks that the businesses of IGT and GTECH will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations of IGT and GTECH; risks relating to unanticipated costs of integration; ability to hire and retain key personnel; and the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors.

A further list and description of these and other risks, uncertainties and other matters can be found in our annual report and other reports filed with the Securities and Exchange Commission, including under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for fiscal 2013 filed with the SEC on November 26, 2013 and our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2014 filed with the SEC on August 6, 2014 and available on the SEC website at www.sec.gov and on the investor

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

relations section of our website at www.IGT.com/investors.  Additional information will also be set forth in our Annual Report on Form 10-K for our fiscal year ended September 30, 2014, which we expect to file with the SEC in the fourth quarter of calendar 2014.  All information provided in this release is as of November 6, 2014, and IGT does not intend, and undertakes no duty, to update this information to reflect subsequent events or circumstances.

Important Information for Investors and Securityholders
This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Georgia Worldwide PLC, a newly formed holding company ("NewCo"), has filed with the SEC a registration statement on Form F-4 (File No. 333-199096), which includes a proxy statement of IGT that also constitutes a prospectus of NewCo (the "proxy statement/prospectus"). INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on IGT's website at IGT.com within the "Investor Relations" section or by contacting Investor Relations at 866-296-4232 (for documents filed with the SEC by IGT) or on GTECH's website at gtech.com or by contacting Corporate Communications at 401-392-7452 (for documents filed with the SEC by NewCo).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

Participants in the Distribution
IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the securityholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the securityholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT's directors and executive officers is contained in IGT's Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

IGT Resources:
●	Like us on Facebook
●	Play DoubleDown Casino Games
●	Like DoubleDown Casino on Facebook
●	Follow us on Twitter
●	View IGT's YouTube Channel

About IGT:
International Game Technology (NYSE: IGT) is a global leader in casino gaming entertainment and continues to transform the industry by translating casino player experiences to social, mobile and interactive environments for markets around the world. IGT's acquisition of DoubleDown Interactive provides engaging social casino style entertainment to approximately 6 million players monthly. More information about IGT is available at IGT.com or connect with IGT at @IGTNews or facebook.com/IGT.  Anyone can play at the DoubleDown Casino by visiting http://apps.facebook.com/doubledowncasino or doubledowncasino.com .

IGT Contacts:

Kate Pearlman
Vice President, Investor Relations and Treasury

Cindy Klimstra
Director, Investor Relations

+1 866-296-4232
InvestorRelations@IGT.com

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

CONSOLIDATED STATEMENTS OF INCOME (Unaudited and Condensed)

	Fourth Quarters		Years
Periods Ended September 30,	2014	2013	2014	2013
	(In millions, except per share amounts)
REVENUES
Gaming operations	$215.9	$247.1	$886.9	$991.4
Product sales	233.9	312.2	847.0	1,085.2
Interactive	86.7	73.0	324.2	265.0
Total	536.5	632.3	2,058.1	2,341.6

COSTS AND OPERATING EXPENSES
Cost of gaming operations	80.3	91.6	339.5	374.3
Cost of product sales	97.4	156.5	382.1	520.2
Cost of interactive	31.7	27.7	121.9	102.7
Selling, general and administrative	111.3	135.3	455.2	460.4
Research and development	52.6	62.7	224.8	235.0
Depreciation and amortization	16.5	19.4	66.2	77.4
Contingent acquisition-related costs	2.4	15.3	19.6	73.9
Impairment, restructuring, and merger-related costs	21.1	0.4	40.2	3.6
Total	413.3	508.9	1,649.5	1,847.5

OPERATING INCOME	123.2	123.4	408.6	494.1

OTHER INCOME (EXPENSE)
Interest income	9.1	10.4	40.4	44.4
Interest expense	(19.6)	(31.0)	(119.5)	(123.4)
Other	(3.4)	(3.3)	(8.2)	(12.8)
Total	(13.9)	(23.9)	(87.3)	(91.8)

INCOME BEFORE TAX	109.3	99.5	321.3	402.3

Income tax provision	38.4	36.0	73.4	129.6

NET INCOME	$70.9	$63.5	$247.9	$272.7

EARNINGS PER SHARE
Basic	$0.29	$0.24	$1.00	$1.04
Diluted	$0.28	$0.24	$0.99	$1.03

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	247.2	260.4	248.6	262.6
Diluted	249.3	264.7	250.5	265.2

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

CONSOLIDATED BALANCE SHEET (Unaudited and Condensed)

	September 30,
	2014	2013
	(In millions)
ASSETS
Cash and equivalents	$255.1	$713.3
Investment securities	-	28.8
Restricted cash and investment securities	59.3	67.0
Jackpot annuity investments	53.0	56.5
Receivables, net	530.2	577.9
Inventories	71.4	90.1
Other assets and deferred costs	252.1	242.4
Total current assets	1,221.1	1,776.0

Property, plant and equipment, net	412.7	483.9
Jackpot annuity investments	236.7	268.6
Contracts and notes receivable, net	115.5	165.6
Goodwill and other intangible assets, net	1,542.5	1,601.7
Other assets and deferred costs	461.0	317.0
TOTAL ASSETS	$3,989.5	$4,612.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt	$-	$826.6
Accounts payable	77.7	110.0
Jackpot liabilities, current portion	117.5	131.7
Dividends payable	27.2	25.9
Other accrued liabilities	322.4	414.3
Total current liabilities	544.8	1,508.5

Long-term debt	1,878.6	1,366.3
Jackpot liabilities	261.6	293.3
Other liabilities	106.9	190.6
TOTAL LIABILITIES	2,791.9	3,358.7

TOTAL EQUITY	1,197.6	1,254.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,989.5	$4,612.8

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

CONSOLIDATED STATEMENTS OF CASH FLOW (Unaudited and Condensed)

Years Ended September 30,	2014	2013
	(In millions)
OPERATING
Net income	$247.9	$272.7

Adjustments:
Depreciation and amortization	189.0	231.6
Acquisition-related contingent earn-out costs	11.2	35.0
Other non-cash items	81.6	95.3

Changes in operating assets and liabilities, excluding acquisitions:
Receivables	66.6	(93.1)
Inventories	13.3	14.2
Accounts payable and accrued liabilities	(89.4)	(33.6)
Jackpot liabilities	(61.6)	(73.6)
Income taxes, net of employee stock plans	(49.2)	(27.1)
Other assets and deferred costs	(210.2)	28.6
Settlement of treasury lock contracts	-	12.6
Net operating cash flows	199.2	462.6

INVESTING
Capital expenditures	(88.3)	(127.8)
Proceeds from assets sold	28.2	24.6
Investment securities, net	28.9	(28.8)
Jackpot annuity investments, net	50.9	48.6
Changes in restricted cash	7.8	14.9
Loans receivable, net	9.0	32.4
Business acquisitions, net of cash acquired	(1.5)	-
Net investing cash flows	35.0	(36.1)

FINANCING
Debt-related proceeds (payments), net	(325.6)	351.4
Employee stock plan proceeds	15.5	30.0
Share repurchases, including net shares	(211.6)	(190.5)
Dividends paid	(107.7)	(79.0)
Acquisition-related contingent consideration	(56.1)	(27.9)
Net financing cash flows	(685.5)	84.0

FOREIGN EXCHANGE RATES EFFECT ON CASH AND EQUIVALENTS	(6.9)	(3.5)

NET CHANGE IN CASH AND EQUIVALENTS	(458.2)	507.0

BEGINNING CASH AND EQUIVALENTS	713.3	206.3

ENDING CASH AND EQUIVALENTS	$255.1	$713.3

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

SUPPLEMENTAL DATA (Unaudited)
REVENUE METRICS	Fourth Quarters		Years
Periods Ended September 30,	2014	2013	2014	2013
	(In millions, unless otherwise noted)
GAMING OPERATIONS
Revenues	$215.9	$247.1	$886.9	$991.4
North America	188.4	211.2	770.1	854.2
International	27.5	35.9	116.8	137.2
Gross margin	63%	63%	62%	62%
North America	62%	62%	60%	61%
International	68%	69%	72%	69%
Installed base (units '000)	47.6	54.6	47.6	54.6
North America	38.0	41.4	38.0	41.4
International	9.6	13.2	9.6	13.2
Yield (average revenue per unit per day - $0.00)	$48.39	$48.78	$47.69	$48.74

PRODUCT SALES
Revenues	$233.9	$312.2	$847.0	$1,085.2
North America	137.5	215.6	562.5	759.8
International	96.4	96.6	284.5	325.4
Machines	$123.4	$217.7	$493.5	$755.5
North America	59.6	145.3	308.4	519.4
International	63.8	72.4	185.1	236.1
Non-machine	$110.5	$94.5	$353.5	$329.7
North America	77.9	70.3	254.1	240.4
International	32.6	24.2	99.4	89.3
Gross margin	58%	50%	55%	52%
North America	62%	51%	58%	54%
International	52%	48%	49%	48%
Machine units recognized ('000)	9.8	18.8	37.8	57.2
North America	4.9	13.9	24.2	42.2
International	4.9	4.9	13.6	15.0
Machine units shipped ('000) [includes units where revenues deferred]	10.0	18.4	37.7	55.6
North America	4.9	13.4	24.2	41.7
New	1.7	1.9	8.9	8.8
Replacement	3.2	11.5	15.3	32.9
International	5.1	5.0	13.5	13.9
New	0.8	2.1	2.3	4.8
Replacement	4.3	2.9	11.2	9.1
Machine ASP ('000)	$12.6	$11.6	$13.0	$13.2
North America	12.1	10.5	12.8	12.3
International	13.0	15.0	13.6	15.8

INTERACTIVE
Revenues	$86.7	$73.0	$324.2	$265.0
North America	76.9	62.3	286.6	221.1
International	9.8	10.7	37.6	43.9
Social Gaming	75.1	61.4	280.5	218.5
North America	75.1	61.4	280.5	218.5
International	-	-	-	-
IGTi	11.6	11.6	43.7	46.5
North America	1.8	0.9	6.1	2.6
International	9.8	10.7	37.6	43.9
Gross margin	63%	62%	62%	61%
North America	63%	63%	62%	62%
International	65%	55%	62%	57%
DoubleDown average user statistics [as a single application with multiple games, active users equal unique users]
DAU (daily active users) ('000)	1,816	1,705	1,785	1,636
MAU (monthly active users) ('000)	5,717	6,720	6,027	6,141
Bookings per DAU ($0.00)	$0.46	$0.40	$0.43	$0.37

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

Reconciliations of GAAP to Non-GAAP Adjusted Financial Measures
(in millions, except EPS)

Fourth Quarter Ended September 30, 2014	Cost of Gaming Operations	Cost of Product Sales	Cost of Interactive	Operating Expenses	Operating Income	Net Earnings (a)	Diluted EPS

GAAP measures	$80.3	$97.4	$31.7	$203.9	$123.2	$70.9	$0.28
% of revenue				38%	23%
Acquisition-related charges: (b)
Contingent retention & earn-out	-	-	-	(2.4)	2.4	1.6	0.01
Amortization of intangibles	-	(0.1)	(2.7)	(3.4)	6.2	4.1	0.02

Impairment - land	-	-	-	(9.1)	9.1	6.0	0.02
Impairment - Alabama note	-	-	-	(4.0)	4.0	2.6	0.01
Business realignment restructuring	-	-	-	0.9	(0.9)	(0.6)	-
Merger-related costs	-	-	-	(8.9)	8.9	5.9	0.02
Legal accrual	-	-	-	(3.1)	3.1	2.1	0.01
Severance	(0.7)	-	-	-	0.7	0.5	-
Total non-GAAP adjustments	(0.7)	(0.1)	(2.7)	(30.0)	33.5	22.2	0.09

Adjusted measures	$79.6	$97.3	$29.0	$173.9	$156.7	$93.1	$0.37
% of revenue				32%	29%

(a) Adjustments tax effected at 34%; (b) Primarily DoubleDown

Fourth Quarter Ended September 30, 2013	Cost of Gaming Operations	Cost of Product Sales	Cost of Interactive	Operating Expenses	Operating Income	Net Earnings (a)	Diluted EPS

GAAP measures	$91.6	$156.5	$27.7	$233.1	$123.4	$63.5	$0.24
% of revenue				37%	20%
Acquisition-related charges: (b)
Contingent retention & earn-out	-	-	-	(15.3)	15.3	10.0	0.03
Amortization of intangibles	-	-	(2.3)	(4.4)	6.7	4.4	0.02

Legal Settlement	-	-	-	(2.4)	2.4	1.6	0.01
Building impairment	-	-	-	(0.4)	0.4	0.3	-
Total non-GAAP adjustments	-	-	(2.3)	(22.5)	24.8	16.3	0.06

Adjusted measures	$91.6	$156.5	$25.4	$210.6	$148.2	$79.8	$0.30
% of revenue				33%	23%

(a) Adjustments tax effected at 35%; (b) Primarily DoubleDown

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

Year Ended September 30, 2014	Product Sales Revenue	Cost of Gaming Operations	Cost of Product Sales	Cost of Interactive	Operating Expenses	Operating Income	Net Earnings (a)	Diluted EPS

GAAP measures	$847.0	$339.5	$382.1	$121.9	$806.0	$408.6	$247.9	$0.99
% of revenue					39%	20%
Acquisition-related charges: (b)
Contingent retention & earn-out	-	-	-	-	(19.6)	19.6	12.9	0.05
Amortization of intangibles	-	-	(0.2)	(10.8)	(13.6)	24.6	16.2	0.06

Impairment - land	-	-	-	-	(9.1)	9.1	6.0	0.02
Impairment - Alabama note	-	-	-	-	(5.3)	5.3	3.5	0.01
Business realignment restructuring	-	-	-	-	(15.6)	15.6	10.3	0.05
Merger-related costs	-	-	-	-	(10.2)	10.2	6.8	0.03
Legal accrual	-	-	-	-	(10.9)	10.9	7.2	0.03
Severance	-	(1.3)	-	-	(2.1)	3.4	2.3	0.01
Certain discrete tax items (benefits)	-	-	-	-	-	-	(39.0)	(0.16)
Total non-GAAP adjustments	-	(1.3)	(0.2)	(10.8)	(86.4)	98.7	26.2	0.10

Adjusted measures	$847.0	$338.2	$381.9	$111.1	$719.6	$507.3	$274.1	$1.09
% of revenue					35%	25%

(a) Adjustments tax effected at 34%; (b) Primarily DoubleDown

Year Ended September 30, 2013	Product Sales Revenue	Cost of Gaming Operations	Cost of Product Sales	Cost of Interactive	Operating Expenses	Operating Income	Net Earnings (a)	Diluted EPS

GAAP measures	$1,085.2	$374.3	$520.2	$102.7	$850.3	$494.1	$272.7	$1.03
% of revenue					36%	21%
Acquisition-related charges: (b)
Contingent retention & earn-out	-	-	-	-	(73.9)	73.9	48.4	0.17
Amortization of intangibles	-	-	-	(9.2)	(17.7)	26.9	17.6	0.07

Proxy Fees	-	-	-	-	(7.6)	7.6	4.9	0.02
Legal settlement	-	-	-	-	(2.4)	2.4	1.6	0.01
Impairment	-	-	-	-	(3.6)	3.6	2.4	0.01
Royalty settlement	(5.0)	-	-	-	-	(5.0)	(5.0)	(0.02)
Certain discrete tax items (benefits)	-	-	-	-	-	-	(5.9)	(0.02)
Total non-GAAP adjustments	(5.0)	-	-	(9.2)	(105.2)	109.4	64.0	0.24

Adjusted measures	$1,080.2	$374.3	$520.2	$93.5	$745.1	$603.5	$336.7	$1.27
% of revenue					32%	26%

(a) Adjustments tax effected at 35%, except no tax effect on royalty settlement; (b) Primarily DoubleDown

  News Release
International Game Technology Reports 2014 Fourth Quarter and Fiscal Year Results

	Fourth Quarters		Years
Adjusted EBITDA For The Periods Ended September 30,	2014	2013	2014	2013

GAAP Net income	$70.9	$63.5	$247.9	$272.7
Other (income) expense, net	13.9	23.9	87.3	91.8
Income tax provision	38.4	36.0	73.4	129.6
Depreciation and amortization	43.8	56.0	189.0	231.6

Other charges:
Share-based compensation	9.1	10.7	32.1	39.4
Contingent acquisition-related costs	2.4	15.3	19.6	73.9
Impairment, restructuring, and merger-related costs	21.1	0.4	40.2	3.6
Adjusted EBITDA	$199.6	$205.8	$689.5	$842.6

Free Cash Flow For The Years Ended September 30,	2014	2013

GAAP net operating cash flows	$199.2	$462.6
Investment in property, plant and equipment	(23.7)	(21.9)
Investment in gaming operations equipment	(61.8)	(105.5)
Investment in intellectual property	(2.8)	(0.4)
Free Cash Flow (before dividends)	110.9	334.8
Dividends paid	(107.7)	(79.0)
Free Cash Flow (after dividends)	$3.2	$255.8

We believe that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP (Generally Accepted Accounting Principles) measures, are useful because that information is an appropriate measure for evaluating our operating performance. Non-GAAP information is used to evaluate business performance and management's effectiveness. These measures should be considered in addition to, not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Non-GAAP financial measures may not be calculated in the same manner by all companies and therefore may not be comparable.